SD
6-10

VF 6-7-02

SECURITIES AND EXCHANGE COMMISSION

02022398

SEC MAIL RECEIVED PROCESSING
MAY 31 2002
WASH., D.C. 155 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 AND ENDING March 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldbrooke Financial Services, Inc.
DBA: Signature Resources Insurance + Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 Main Street #700
(No. and Street)

Irvine CA 92614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nina Manning (949) 794-1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlson, Safer, Cain & Smith, LLP
(Name – *if individual, state last, first, middle name*)

21900 Burbank Blvd, Suite 200, Woodland Hills CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/2/02 OK-VF 6-24-02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gary L. Kaltenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldbrook Financial Services, Inc. (Formerly Signature Resources, I&FS, Inc.), as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 30TH DAY OF MAY, 2002

Notary Public

SHIGEMI SUSIE YOKOMI
Commission # 1268303
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARLSON,
SAFER,
CAIN &
SMITH, LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

INTERNAL CONTROL REPORT

May 30, 2002

Board of Directors
Coldbrooke Financial Services, Inc.
(Formerly Signature Resources Insurance & Financial Services, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of Coldbrooke Financial Services, Inc.(Formerly Signature Resources Insurance & Financial Services, Inc.) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carlson, Saber, Cain + Smith, LLP

CARLSON,
SAFER,
CAIN &
SMITH, LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

INTERNAL CONTROL REPORT

May 30, 2002

Board of Directors
Coldbrooke Financial Services, Inc.
(Formerly Signature Resources Insurance & Financial Services, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of Coldbrooke Financial Services, Inc.(Formerly Signature Resources Insurance & Financial Services, Inc.) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carlson, Safer, Cain & Smith, LLP

SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2002
WASH. D.C. 155 SECTION

COLDBROOKE FINANCIAL SERVICES, INC.
(FORMERLY SIGNATURE RESOURCES, INSURANCE & FINANCIAL SERVICES, INC.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
March 31, 2002

CARLSON,
SAFER,
CAIN &
SMITH, LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coldbrooke Financial Services, Inc.
(Formerly Signature Resources Insurance & Financial Services, Inc.)

We have audited the accompanying statement of financial condition of Coldbrooke Financial Services, Inc (Formerly Signature Resources Insurance & Financial Services, Inc.) as of March 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldbrooke Financial Services, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlson, Safer, Cain + Smith, LLP

Woodland Hills, California

May 30, 2002

COLDBROOKE FINANCIAL SERVICES, INC.
(FORMERLY SIGNATURE RESOURCES, INSURANCE & FINANCIAL SERVICES, INC.)
STATEMENT OF FINANCIAL CONDITION
For the Year Ended March 31, 2002

ASSETS

Cash (Note 1g and 9)	$	352,094
Accounts receivable from non-customers (Note 1e)		27,756
Other assets		40,076
	$	419,926

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$	336,527
Income taxes payable (Note 2)		13,768
Payable to related entity		1,000
Total liabilities		351,295
issued and outstanding 1,000 shares (Note 5)		1,000
issued and outstanding 9,000 shares (Note 5)		9,000
Retained earnings		58,631
Total stockholder's equity		68,631
	$	419,926

See accompanying auditors' report and notes to the financial statements.

COLDBROOKE FINANCIAL SERVICES, INC.
(FORMERLY SIGNATURE RESOURCES, INSURANCE & FINANCIAL SERVICES, INC.)
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2002

Revenues	
Interest and dividends	$ 3,850
Other income	12,957,918
	12,961,768
Expenses	
Salaries for voting stockholder officer	915,000
Other employee compensation and benefits	8,303,515
Occupancy	540,317
Communications and data processing	122,146
Other expense	3,165,745
	13,046,723
Income before income taxes	(84,955)
Provision for income taxes (Note 2)	(9,699)
Net income	$ (75,256)
Basic earnings per share (Note 6)	$ (7.53)

See accompanying auditors' report and notes to the financial statements.

COLDBROOKE FINANCIAL SERVICES, INC.
(FORMERLY SIGNATURE RESOURCES, INSURANCE & FINANCIAL SERVICES, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2002

	Capital Stock					
	Common Class A		Common Class B			
	Shares	Amount	Shares	Amount	Retained Earning	Total Stockholder's Equity
Balance at April, 1 2001	1,000	$ 1,000	9,000	$ 9,000	$ 133,887	$ 143,887
Net income (loss)					(75,256)	(75,256)
Balance at March, 31 2002	1,000	$ 1,000	9,000	$ 9,000	$ 58,631	$ 68,631

See accompanying auditors' report and notes to the financial statements.

COLDBROOKE FINANCIAL SERVICES, INC.
(FORMERLY SIGNATURE RESOURCES, INSURANCE & FINANCIAL SERVICES, INC.)
STATEMENT OF CASH FLOWS
For the Year Ended Mar 31, 2002

Net income		($ 75,256)
(Increase) descrease in operating assets		
Accounts receivable	16,404	
Other current receivables	(23,897)	
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	107,342	
Income tax payable	(19,779)	
Total adjustments		80,070
Net cash provided by operating activities		4,814
Cash Flows From Investing Activities		
Collection on loan to shareholder	103,084	
Net cash provided by investing activities		103,084
Cash Flows From Financing Activities		
Proceeds from loan from related entity	1,000	
Net cash provided by financing activities		1,000
Net increase in cash		108,898
Cash, April 1, 2001		243,196
Cash, March 31, 2002		$ 352,094

See accompanying auditors' report and notes to the financial statements.

Coldbrooke Financial Services, Inc. (Formerly Signature Resources, I & FS, Inc.)
Notes to Financial Statements
March 31, 2002

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Coldbrooke Financial Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management.

(a) Name Change

The Company changed its name from Signature Resources, Insurance and Financial Services, Inc. to Coldbrooke Financial Services, Inc. as of March 12, 2002.

(b) Business Activity

The Company is a general agency for Signator Insurance Agency, Inc. covering all of the states of California and Arizona, Clark County in the state of Nevada, the city of El Paso in the state of Texas, and a limited broker dealer. The Company is registered as a limited broker dealer to facilitate the payment of commissions to registered representatives of Signator Investors, Inc. for the sale of John Hancock Life Insurance Co. and John Hancock Variable Life Insurance Co. products. The Company receives overrides from the sale of John Hancock Life Insurance Co., John Hancock Variable Life Insurance Co. and Signature Investors, Inc. products but does not participate in or facilitate their sale. As a paymaster, the Company produces payroll checks for administrative employees, sales associates and brokers every two weeks. As a broker dealer, the Company has only one registered representative and no non-registered employees. The Company does not anticipate selling any products to the general public or having any customer accounts.

(c) Revenue and Cost Recognition

The Company recognizes revenue for overrides and allowances as they are earned. Period expenses are recognized when incurred.

(d) Compensated Absences

Administrative employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on the length of service. It is unfeasible to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

(e) Accounts Receivable

An allowance for doubtful accounts is provided equal to the estimated loss of collection that will be incurred in the collection of all accounts. As of March 31, 2002, the allowance for doubtful accounts was zero.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Property and Equipment

The Company does not own any property or equipment. All equipment used by the employees, agents and brokers is owned by John Hancock Life Insurance Co., Gary L Kaltenbach, as a sole proprietor, or the employees.

(g) Cash and Cash Equivalents

For purposes of the statement of cash flows, cash is defined as cash deposits and cash equivalents are defined as highly liquid debt instruments purchased with a maturity date of three months or less. There were no cash equivalents as of March 31, 2002.

(h) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Those estimates include an allowance, if any, for uncollectible accounts.

(i) Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, related primarily to differences between the bases of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of March 31, 2002 there was no deferred tax asset or liability.

NOTE 2—INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ (10,499)	$ 0	$ (10,499)
State	800	0	800
Total	$ (9,699)	$ 0	$ (9,699)

During the fiscal year ended March 31, 2002, the cash amount paid for income taxes was $10,080.

NOTE 3—OPERATING LEASES & COMMITTMENTS

Coldbrooke Financial Services, Inc. as a broker dealer maintains only one location. The space is subleased from John Hancock Life Insurance Co. As a general agency for Signator Insurance Agency, Inc., the Company maintains other locations, all except one of which is subleased from various entities.

The Company leases an office in the county of San Diego in the state of California and subleases it to one of its agents under an operating lease which expires on January 31, 2007. Minimum future rental payments, under this non-cancelable operating lease as of March 31, 2002 for each of the next five years and in the aggregate are:

For the year ending March 31	Amount
2003	12,960
2004	13,349
2005	13,749
2006	14,161
2007	14,586
Total minimum future rental payments	$ 68,805

The total minimum future rental payments for this office in San Diego have not been reduced by $68,805 of sublease rentals to be received in the future under non-cancelable sublease.

The total rental expense for the year ended March 31, 2002 was $523,221.

NOTE 4—401 (K) PLAN AND PENSION PLAN

In January 2000, John Hancock Life Insurance Co. implemented a tax qualified 401 (k) Savings and Investment Plan for General Agency Associates. Eligibility is based on completion of at least one year of service for the Company and holding certain eligible positions. Eligible associates may contribute up to 15% of their eligible compensation on a pre-tax basis. This plan also features a dollar-for-dollar Company match of up to 4% of pre-tax compensation. The Company makes matching contributions for its agency employees and John Hancock Life Insurance Co. makes matching contributions for sales associates and brokers. Vesting in the plan is at 100% and includes the Company's matching contributions that amounted to $16,456 for the year ended March 31, 2002.

The qualified general agents and whole-time agents are also eligible to participate in a non-qualified, unfunded, deferred compensation plan offered by John Hancock Life Insurance Co. John Hancock Life Insurance Co. administers the plan, and is solely responsible for the record-keeping and the safeguarding of assets. The Company is not responsible for any part of this deferred compensation plan.

NOTE 5—COMMON STOCK

The Company is authorized to issue and has issued two classes of common stock: Class A common stock, a type of voting stock and Class B common stock, a type of non-voting stock.

NOTE 6—BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the year. Diluted earnings per share are not presented because the Company has issued no common shares bearing any potential for dilution.

NOTE 7—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a specified minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $45,290, which was $21,870 greater than its required net capital of $23,420. The Company's net capital ratio was 7.75.

NOTE 8—MAJOR CUSTOMERS/PRODUCTS

Ninety-eight percent of the Company's revenue is derived from sales of a variety of products offered by one major insurance Company. If the insurance Company goes bankrupt or undergoes substantial change, it could adversely affect the Company's operations. However, with resources currently available to the Company, the Company should be able to switch to selling products from other insurance companies within a very short time.

NOTE 9—CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable.

The Company maintains cash balances at a bank and a brokerage firm. Cash accounts at banks are insured by the FDIC for up to $100,000. At March 31, 2002 the Company's cash balances in excess of insured limits totaled $143,625.

CARLSON,
SAFER,
CAIN &
SMITH, LLP
CERTIFIED PUBLIC ACCOUNTANTS

WARNER CENTER
21900 BURBANK BOULEVARD, SUITE 200
WOODLAND HILLS, CALIFORNIA 91367
(818) 887-3505
FAX (818) 887-6439

SUPPLEMENTARY INFORMATION REPORT

Board of Directors
Coldbrooke Financial Services, Inc.
(Formerly Signature Resources Insurance & Financial Services, Inc.)

We have audited the accompanying financial statements of Coldbrooke Financial Services, Inc. (Formerly Signature Resources Insurance & Financial Services, Inc.) as of and for the year ended March 31, 2002, and have issued our report thereon dated May 30, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlson, Safer, Cain & Smith, LLP

May 30, 2002

Woodland Hills, California

SCHEDULE 1

COLDBROOKE FINANCIAL SERVICES, INC.
(FORMERLY SIGNATURE RESOURCES, INSURANCE & FINANCIAL SERVICES, INC.)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended March 31, 2002

Net Capital		
Total stockholder's equity		$ 68,631
Total stockholder's equity qualified for net capital		68,631
Deductions and/or charges		
Nonallowable assets:		
Employee advances		(6,087)
Note receivable from shareholder		(13,824)
Refundable deposits		(3,430)
Net Capital before haircuts		45,290
Haircuts on securities		
Net Capital		$ 45,290
Aggregate indebtedness		
Items included in the financial statement		
Accounts payable, accrued expenses and other liabilities	336,527	
Income taxes payable	13,768	
Payable to related entity	1,000	
Total liabilities included in the financial statement		351,295
Total aggregate indebtedness		$ 351,295
Minimum net capital required based on aggregate indebtedness		$ 23,420
Minimum dollar requirement		$ 5,000
Net capital required		$ 23,420
Excess net capital		$ 21,870
Excess net capital @ 1000%		$ 10,161
Ratio: aggregate indebtedness to net capital		8

See auditors' report on supplementary inforamtion.

SCHEDULE 1

COLDBROOKE FINANCIAL SERVICES, INC.
(FORMERLY SIGNATURE RESOURCES, INSURANCE & FINANCIAL SERVICES, INC.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2002

Reconciliation with company's computation

Net Capital

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	78,456
Audit adjustment to record paymaster activities	(18,144)
Audit adjustment to record additional accounts and other receivables	34,583
Audit adjustment to record additional accounts payable, accrued expenses and other liabi	(59,510)
Audit adjustment to record benefit of income tax credits available	19,779
Audit adjustment to record advance to shareholder	13,824
Audit adjustment to correct cash balances	(3,787)
Other audit adjustments	3,430
Unallowable assets booked by audit adjustments	
Advance to shareholder	(13,824)
Employee Advances	(6,087)
Deposits	(3,430)
Net Capital as reported in this Schedule 1	$ 45,290

Aggregate Indebtedness

Aggregate indebtedness as reported in Company's Part IIA (unaudited) FOCUS report	124,251
Audit adjustment to record accounts payable, accrued expenses and other liabilities	52,682
Audit adjustment to record agents commission and salaries payable	193,714
Audit adjustment to correct income taxes payable	(19,779)
Audit adjustment to record payroll taxes paid and payable	(573)
Audit adjustment to record payable to related entity	1,000
Aggregate indebtedness as reported in this schedule 1	$ 351,295

See auditors' report on supplementary inforamtion.